Mail Stop 3010

September 29, 2009

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States Gasoline Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

      Re: **United States Gasoline Fund, L.P.**
                Form 10-K for the year ended 12/31/2008
                Filed on 3/31/2009
                Form 10-K/A for the year ended 12/31/2008
                Filed on 8/19/2009
                File No. 001-33975

Dear Mr. Howard Mah:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business

1.   We note your disclosure in the risk factor on page 53 relating to intellectual
        property rights that you have a patent pending and that you are registering
        trademarks. In future filings please provide the disclosure required by Item
        101(c)(iv) of Regulation S-K.

How Does UGA Operate, page 2

2.   We note the disclosure on page 5, which states that your portfolio composition is
        disclosed daily on your website. In future filings, please disclose your portfolio
        composition as of the last day of the fiscal year.

Compensation to the General Partner and Other Compensation … page 22

3.   Please describe to us the expenses included in the line item "Other Amounts
        Paid." Provide similar clarification, as applicable, in your future filings.

4.   Please explain to us the line item for "Expenses Waived." Tell us why the
        expenses were waived and whether you expect similar amounts to be waived in
        future periods. Confirm that you will provide similar clarification in your future
        filings, if applicable.

Composite Performance Data for UGA, page 23

5.   Please tell us how you calculated the rates of return and confirm that you will
        provide a similar explanation in future filings to clarify the rate of return
        disclosure.

Prior Performance of the Related Public Funds, page 24

6.   Please tell us why you have included this disclosure. It is not clear why
        information about the General Partner's other funds is relevant to disclosure in
        your annual report.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 58

7.   We note the disclosure stating the number of baskets redeemed during the fiscal year. Please tell us the number of baskets created during the year and include similar disclosure in future filings.

Item 7. Management's Discussion and Analysis

Tracking UGA's Benchmark, page 63

8.   We note your disclosure on page 65 that actual total return exceeded the benchmark in 2008 and that the reason for this can be attributed to the impact of interest earned on cash and cash equivalent holdings. Please tell us whether expenses that were waived or covered by the General Partner are taken into account when determining the total return percentage. If so, please clarify this in future filings. If not, please include disclosure regarding these contributions and their impact on your total return in future filings and quantify their impact, if material.

United States Gasoline Fund, L.P.

Financial Statements and Notes

General

9.   We note that you present and your accountant has opined on the statements of operations, changes' in partners' capital and cash flows for the period April 9, 2008 (commencement of operations) through December 31, 2008 and the period from April 13, 2007 (inception) through December 31, 2007.   It is unclear of why the period January 1, 2008 through April 8, 2008 was not neither opined on nor presented. Please tell us your basis in GAAP to support this presentation.

Note 4 – Contracts and Agreements, pages 87 - 88

10.   Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

United States Commodity Funds, LLC

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 98

11.   Please clarify whether the general partner consolidates the operations of the
        Funds.   To the extent such Funds are not being consolidated, tell us, and include
        in future filings, the basis for not consolidating these Funds based upon the
        guidance within SOP 78-9 and EITF 04-5.

Note 3 – Capitalization and Related Party Transactions, pages 101 – 102

12.   We note that you have recognized $311,038 as expense waiver expense for the
        year ended December 31, 2008.   We also note the general partner has agreed to
        pay certain expenses that exceed 15 basis points of the net asset value of USHO,
        USG, or US12OF, which is estimated to be $360,000 for the year ended
        December 31, 2008.   Clarify whether these expenses that the general partner has
        agreed to pay represent the amount recognized as expense waiver expense in the
        financial statements. If so, please explain the discrepancy between the amounts
        recognized on your statement of operations with the amounts presented within
        your note disclosures. If the waiver expense does not represent such expenses,
        please explain the nature of the expense waiver balance.

Item 11. Executive Compensation

Director Compensation, page 108

13.   Please add appropriate narrative disclosure to explain the variance in the fees paid
        to your directors. Refer to Item 402(k)(3) of Regulation S-K. Provide this
        information in your response and confirm that you will include such disclosure in
        your future filings.

Exhibits

14.   We note that you have incorporated by reference the forms of various agreements
        rather than executed agreements. Please tell us why you have not filed executed
        copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item
        601 of Regulation S-K.

FORM 10-K/A FILED ON AUGUST 19, 2009

15.   We note you have only filed the amended financial statements of your General
Partner.   Please note that the amendment must contain the complete text of the
item being amended.   Please revise to file the complete text of Item 8, which
includes the financial statements of the company and your General Partner.

* * * *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review.   Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551 - 3473 or Karen Garnett at (202) 551 – 3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant